Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

March 23, 2021

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ace Global Business Combination Limited

Amendment No. 1 to Registration Statement on Form S-1

Filed March 12, 2021

File No. 333-252878

Dear SEC Officers:

On behalf of our client, Ace Global Business Combination Limited (the “Company”), we hereby provide a response to the comments issued in a letter dated March 22, 2021 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing the revised Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC San Francisco Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

March 23, 2021 Page 2

Exhibits

1.	Please revise the legal opinion filed as Exhibit 5.1 to remove the limitation upon reliance stating that “[t]his opinion may be relied upon by the addressee only. It may not be relied upon by any other person except with our prior written consent.” For guidance, please refer to Section II.B.3.d of Staff Legal Bulletin No. 19. Please also revise the “Documents Reviewed” section of this opinion to provide the relevant dates that have been omitted.

Response: Exhibit 5.1 has been revised in accordance with the Staff’s comment and is hereby refiled.

General

2.	We note Section 9.3 of your Warrant Agreement provides that any action, proceeding or claim arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York. Please revise this provision to state the extent to which the provision applies to actions arising under the Exchange Act and the Securities Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Also, please revise the disclosure in your prospectus to disclose that your warrant agreement contains this provision, the extent to which the provision applies to federal securities law claims, and that that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Finally, disclose the risks related to this provision, including but not limited to, increased costs for investors to bring a claim and that these provisions can discourage claims or limit an investor’s ability to bring a claim in a judicial forum that they find favorable, and address that there is uncertainty about the enforceability of such a provision.

Response: A risk factor relating to the exclusive forum provided in the Warrant Agreement has been added on page 29 in accordance with the Staff’s comment. Section 9.3 of the Warrant Agreement has been revised in accordance with the Staff’s comment.

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing.

Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner